Exchange Traded Access to Difficult Markets Filed Pursuant To Rule 433 Registration No. 333-126811

Thank you for taking the time to listen to this presentation on iPath Exchange Traded Notes. At any time, you can skip ahead to a specific section by clicking on its corresponding title slide in the left hand navigation bar.

New access to difficult-to-reach markets
What are iPath Exchange Traded Notes (ETNs)?
Current products
iPath Dow Jones-AIG Commodity Index Total Return ETN
iPath GSCI
®
Total Return Index ETN
iPath Goldman Sachs Crude Oil Total Return Index ETN
Why commodities?
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iPath Exchange Traded Notes, or “ETNs”, represent the latest innovation in exchange traded investment products. iPath ETNs were developed to address marketplace demand for products that provide access to alternative asset classes with low costs and a high degree of transparency and liquidity. These new vehicles provide a new way for investors, through their financial advisors, to obtain access to asset classes that historically have been costly and difficult to access.
In this presentation, we will review the structure and unique benefits of iPath ETNs. As part of this discussion, we will look at three recently launched iPath ETN products that track widely
recognized commodity indexes: iPath Dow Jones-AIG Commodity Index Total Return ETN    ,
iPath GSCI
®
Total Return ETN, and iPath Goldman Sachs Crude Oil Total Return Index ETN.
We will then examine the case for commodities as an asset class. Contrasting the iPath ETN products with existing methods of commodities investing will reinforce some of the key benefits of an ETN structure.
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4 Why iPath Exchange Traded Notes (ETNs)? Convenient exposure Definable performance Liquidity

iPath ETNs provide investors with the means to easily diversify portfolios of traditional assets with certain alternative, low-correlating asset classes.  They were designed to offer three primary benefits:
First: convenient, immediate, and cost-effective exposure to asset classes that haven’t always been easy to access;
Second: definable performance, by providing investors with the returns of various market benchmarks, less investor fees; and
Third: the liquidity and flexibility associated with an exchange listing.
Because they closely track market indexes, iPath ETNs offer pure exposure to given asset classes, styles or sectors. The three iPath ETNs we will discuss in this presentation will likely be the first in a series of products that will bring you low-cost, transparent access to a number of previously difficult-to-reach asset classes.

Inside iPath ETNs
Securities issued by Barclays Bank PLC
Senior, unsecured debt
No principal protection or interest payments
Linked to the return of the underlying index, less investor fees
No underlying holdings
Intraday trading flexibility like most equities

So what exactly are iPath ETNs, and how do they work? iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. iPath ETNs provide investors with the return of an underlying index, less investor fees. The first three iPath ETNs do not provide principal protection or interest payments.
The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC.  Barclays Bank
PLC’s long-term unsecured obligations are rated:
AA by Standard and Poor’s Securities, Inc.
Aa1 by Moody’s Investor Service, Inc.
Please note that a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath
ETNs.
While iPath ETNs are not equities or index funds, they do share several characteristics with these investment vehicles.
For example, like most equities, they trade intraday on the exchange. iPath ETNs can be shorted on an uptick or downtick and subject to the ability to locate shares to borrow.
Like index funds, iPath ETNs generate returns that are linked to the return of a benchmark index, and are characterized by low investor fees.
Once purchased, iPath ETNs can be held until maturity, redeemed back to the issuer in institutional-
size blocks, or sold on the exchange, as we will see on the next slide.

Buying and selling iPath ETNs
Buy or sell anytime during market hours
Securities listed on the NYSE
Redeem directly to Barclays Bank PLC
Weekly in amounts of at least 50,000 units per redemption
Hold until maturity
See relevant prospectus for procedures

Purchasing an iPath ETN is as simple as buying an individual stock. The first three iPath ETNs are listed on the New York Stock Exchange and may be purchased at any time that the exchange is open - and they can be shorted on either an up or down tick.
When it comes to redeeming iPath ETNs, investors have three choices:
First, they can sell them in the secondary market during trading hours just as they would sell a stock.
Second, investors with a minimum of 50,000 securities can redeem them on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.
Finally, investors can hold iPath ETNs until maturity, at which time they will receive a cash payment from the issuer equal to the principal amount of the securities on the final valuation date, times the index factor, minus the investor fee. Details regarding redemption procedures are available in the applicable prospectus.
The weekly redemption feature of iPath ETNs is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their intrinsic economic value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.
The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units.  Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

iPath ETN return calculation
Cash payment at maturity is calculated as:
Principal
Amount of
iPath ETNs
x
Final Index Level
Initial Index Level
–
Investor Fee
0.75%  x  Principal Amount
x Index Factor
Index Factor
The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.  The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

On this slide we look at how returns are calculated for iPath ETNs. As mentioned earlier, iPath
ETNs are designed to provide investors with a return that mirrors the performance of a market index, less investor fees. At maturity, you will receive a cash payment equal to the principal amount of your securities times the index factor on the final valuation date minus the investor fee on the final valuation date.
If you redeem your securities early, you will receive a Weekly Redemption Value, which is a cash payment equal to the principal amount of your securities times the index factor on the applicable valuation date minus the investor fee on the applicable valuation date.

12 Tax treatment No interest or income distributions Investors recognize capital gain or loss upon: Sale in secondary market Redemption to issuer Maturity

There are several issues with regard to the tax treatment of iPath ETNs that you should be aware of when considering them for your clients.
First, iPath ETNs should be treated for all tax purposes as pre-paid contracts with respect to the relevant index. If the iPath ETNs are so treated, investors will recognize a capital gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at that time and their tax basis in the securities. Because iPath
ETNs are not treated as debt for tax purposes, investors will not recognize gain due to interest inclusions or original issue discount (OID) before their sale, redemption, or maturity.
Additionally, your clients should be aware that iPath ETNs currently available do not distribute periodic interest or income payments.

Current products
iPath       Dow Jones-
AIG Commodity Index
Total Return

ETN
iPath     GSCI
®
Total
Return Index ETN
iPath      Goldman Sachs
Crude Oil Total Return
Index ETN
Ticker DJP GSP OIL
Primary Exchange NYSE NYSE NYSE
Investor Fee
(per annum)
0.75%* 0.75%* 0.75%*
Inception Date 6/6/06 6/6/06 8/15/06
Maturity Date 6/12/36 6/12/36 8/14/36
*The investor fee is equal to: 0.75% x principal amount x index factor, calculated on a daily basis. See Page 5.
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The first three iPath ETNs, which began trading on the New York Stock Exchange in 2006, are linked to the performance of three commodity indexes, the Dow Jones-AIG Commodity Index
Total Return , the GSCI
®
Total Return Index, and the Goldman Sachs Crude Oil Total Return
Index. This table summarizes some key statistics about these three products.
Let’s turn now to a discussion of commodities as an asset class and the case for including them in a diversified portfolio.
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Why commodities?
Real assets vs. financial assets
Goods used in the first part of a manufacturing process
Commodities as an asset class
Portfolio diversifier
Potential to enhance portfolio risk-adjusted return

Investors increasingly are appreciating that commodities, as an asset class, can offer opportunities to fine-tune a portfolio’s risk and return characteristics. According to Barclays
Capital, as of the first quarter of 2006, approximately $75 billion was invested in commodity indexes.
So what are commodities exactly, and what is the rationale for including an allocation to commodities in an investment portfolio?
Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture, and livestock.
Although both are driven by the basic forces of supply and demand, commodity prices and financial asset prices respond differently to capital market and economic conditions. Stocks and bonds can be publicly traded in the secondary market, and as such, their prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing, delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility.
One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically exhibited low correlations to financial assets such as stocks and bonds.  Because of these low correlations, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. We’ll take a closer look at this diversification argument on the following slide.

Portfolio diversification
Source: BGI, Goldman Sachs, S&P, AIG, MSCI, Bloomberg; 6/91 – 6/06 based on monthly returns
Correlation Coefficient
DJ-AIG
Commodity
Index Total
Return
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GSCI
®
Total
Return
Index
Goldman Sachs
Crude Oil Total
Return Index
S&P 500 Index 0.09 0.00 -0.02
Lehman Aggregate Index -0.01 0.04 0.00
MSCI EAFE  Index 0.23 0.14 0.08
Annualized Standard Deviation 12.22% 18.75% 30.66%
Annualized Return 8.44% 7.61% 15.79%

Commodities represent an investable asset class with measurable performance. Because commodity and financial asset prices respond differently to capital market and economic conditions, commodity indexes historically have exhibited low correlations to the returns of equity and fixed income indexes.
This table summarizes the correlations between the GSCI
®
Total Return Index, the Dow Jones-
AIG Commodity Index Total Return , and several major equity and fixed income indexes. The correlations have been calculated using 15 years of monthly returns ending June 30, 2006.  The annualized standard deviation and annualized returns are calculated over the same 15 year period.
Both indexes have exhibited low correlations to the S&P 500 Index, the Lehman Aggregate
Index, and the MSCI EAFE Index. This supports the argument that an allocation to commodities has the potential to enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility.
It is important to note the distinction between zero correlation and negative correlation. For two indexes with zero or near-zero correlation, there tends to be little or no relationship between their return patterns. If one index goes up, the other may go up or it may go down. In contrast, if two indexes are negatively correlated, then they tend to exhibit an inverse relationship. If one index goes up, the other index likely will go down.
Note that the correlation between GSCI
®
Total Return Index and Dow Jones-AIG Commodity
Index Total Return is 0.89 – and not 1.00 - which illustrates that they perform differently from each other due to construction and methodology differences. (6/91-6/06 based on monthly returns).  The Goldman Sachs Crude Oil Total Return Index has a correlation of 0.73 against the
Dow Jones-AIG Commodity Index Total Return and 0.87 against the GSCI
®
Total Return Index
(6/91-6/06 based on monthly returns).
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Commodity index comparison
74
29
10
30
9
23
5
9 9
100
2
0 20 40 60 80 100
Source: Goldman Sachs, AIG; weights as of 6/30/06. Subject to change.
Index Composition (% weight)
DJ-AIG Commodity
Index Total Return
GSCI
®
Total Return
Index
Energy
Agriculture
Industrial Metals
Livestock
Precious Metals
Goldman Sachs Crude
Oil Total Return Index
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There are two commonly used benchmarks that define the composition of the commodities market: the Goldman Sachs Commodity Index, or GSCI
®
, and the Dow Jones-AIG Commodity
Index. The chart on this page shows the sector, or “commodity group” composition of the
Total Return sub-indexes of both indexes as of June 30, 2006.
While both indexes aim to represent the broad commodities market, distinct differences in the construction and methodology of the two indexes result in very different sector exposures, as shown in the chart.
The GSCI
®
Total Return Index reflects the world’s production of the commodities included in the GSCI
®
and is production- and liquidity-weighted. The Dow Jones-AIG Commodity Index
Total Return is both production- and liquidity-weighted as well, but it also incorporates constraints on individual commodity and commodity group weightings. A clear result of this methodology difference can be seen in the weightings of the Energy commodity group in both indexes. As we see here, Energy represented 29% of the Dow Jones-AIG Commodity Index as of June 30, 2006 and
74%
of the GSCI
®
. The Goldman Sachs Crude Oil Total Return Index is a
subindex of the GSCI
®
Total Return Index. It currently only includes the West Texas
Intermediate (WTI) Crude Oil futures contract traded on the New York Mercantile Exchange.
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Commodity index comparison
Energy Commodity Group Components (% weight)
Source: Goldman Sachs, AIG; weights as of January 2006 rebalancing.  Subject to change.
DJ-AIG
Commodity
Index Total
ReturnSM
GSCI
®
Total
Return Index
Goldman Sachs
Crude Oil Total
Return Index
WTI Crude Oil 12.8% 30.1% 100.0%
Brent Crude Oil - 13.8% -
Natural Gas 12.3% 10.3% -
Unleaded Gas 4.1% 7.8% -
Heating Oil 3.9% 8.2% -
Gasoil - 4.4% -

On this slide, we take an even closer look at each index’s energy sector components, where more differences can be found. The table here shows the Energy components included in each index and their percentage weights in the overall index as of January 2006. We can clearly see that the indexes differ in both the types of commodities that are included and the weights they represent. For example, West Texas Intermediate Crude Oil (WTI Crude Oil) represents approximately 13% of the Dow Jones-AIG Commodity Index Total Return  and 30% of the
GSCI
®
Total Return Index and as of January 2006 rebalancing. The Goldman Sachs Crude Oil
Total Return Index currently only includes the West Texas Intermediate (WTI) Crude Oil futures contract traded on the New York Mercantile Exchange.
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24 Traditional ways to invest in commodities Physical Commodities Futures / Swaps / OTC Notes Mutual Funds

Let’s turn now to some of the ways investors traditionally have looked to gain exposure to commodities.
Physical commodities provide pure exposure, but may be impractical due to storage and delivery requirements – except for direct users of the commodity. In addition, they can be expensive to store due to security or spoilage concerns, or even space restrictions.
While commodity exposure can also be gained through futures, swaps, and OTC notes, these instruments traditionally have been limited to institutional investors with the resources and expertise necessary to administer complicated futures portfolios, or to use a total return swap and manage the related counterparty risk.
Mutual funds, until recently, presented the most viable option for individual investors or small institutions to invest in commodities because they provide convenient access to commodity-
linked investments at reasonable costs and low investment minimums.
iPath ETNs offer a compelling alternative to these traditional vehicles. With iPath ETNs, investors can obtain exposure to commodities without the costs of storing and delivering physical commodities or the resources needed to manage a portfolio of derivatives contracts.
Additionally, the fees on iPath ETNs are typically lower than those of existing commodity mutual funds, and there are no sales loads. While buying and selling shares of iPath ETNs will result in brokerage commissions, their lower investor fees can help offset these costs.

Accessing commodities through equities
Equity returns of commodity producers may not strongly correlate with commodity indexes
Company risk vs. commodity risk
Companies hedge commodity exposure
Source: BGI, Goldman Sachs, S&P, Dow Jones; 6/01 – 6/06
Correlation Coefficient
Goldman Sachs
Crude Oil Total
Return Index
S&P Global Energy Index 0.45
Dow Jones Oil & Gas Index 0.42
Goldman Sachs Natural Resources Index 0.45

What about investing in companies that produce commodities as a means of obtaining exposure to the asset class? For example, do equity Energy sector indexes provide similar exposure as the Goldman Sachs Crude Oil Total Return Index?
The table on this slide shows 5-year historical correlations of the Goldman Sachs Crude Oil
Total Return Index with three equity Energy sector indexes. The correlations were calculated using monthly returns ending June 30, 2006. The table shows that equity returns of commodity producers do not correlate strongly to commodity indexes.
Additionally, an investment in the equity of commodity producers adds company-specific risk to the existing risk of the commodities asset class.  For example, the stock price of an oil company will reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales, and fundamental valuation.

28 Innovation in Exchange Traded Products Better access Broader strategies New flexibility

In conclusion, iPath ETNs provide investors with the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets.  Some key benefits include immediate, cost-effective, tax-efficient exposure to asset classes that haven’t always been easy to access; broadened asset class opportunities that expand the range and depth of possible strategies that might be explored; and new flexibility with the liquidity provided by an exchange listing and a redemption feature.

Prospectuses Info Sheets Frequently Asked Questions The Basics of Commodities 1-877-76-iPath For more information, visit www.iPathETN.com

31 For more information, please visit www.iPathETN.com, a dedicated website with a host of resources on iPath ETNs.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the
SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at
www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.
iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index.  The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors.
Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.
Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors,
N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.
Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank
PLC.
Barclays Bank PLC and its affiliates including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein.  Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities that are available to retail investors; further iPath ETNs do not charge sales loads.
Buying and selling iPath ETNs will result in brokerage commissions, but the savings from lower investors fees can help offset these costs.  iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.
iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. The iPath ETNs currently available will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.

Goldman Sachs, GSCI
®
, GSCI
®
Index, GSCI
®
Total Return Index, Goldman Sachs Crude Oil
Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of
Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities.  The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”).  The Securities are not sold by
Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities.  Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the
Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.
“Dow Jones,” “AIG
®
,” “Dow Jones-AIG Commodity Index Total Return ,” “DJAIGCI
”,
and
“Dow Jones-AIG Commodity
Index   ”
are registered trademarks or servicemarks of Dow Jones
& Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The
Securities based on the Dow Jones  - AIG Commodity Index Total Return are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American
International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones,
AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.
© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.
• Not FDIC insured   • Have no bank guarantee   • May lose value
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